DIANA SHIPPING INC.®

We create to share



Financial Results for the 4th Quarter of 2025

February 26, 2026

Our Presenting Team

Semiramis Paliou



Director &
Chief Executive Officer

Ioannis Zafirakis



Director &
President

Maria Dede



Co-CFO & Treasurer

Dave Van der Linden



Chief Commercial Officer
of Diana Shipping
Services S.A.

Our Company's confidence stems from
our established track record

DSX
LISTED
NYSE

Financial Results for the 4th Quarter of 2025

DSX
LISTED
NYSE

Forward Looking Statements

Cautionary statement regarding onward-looking statements

This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.



The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.



The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.


LOS ANGELES

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.



DSX
LISTED
NYSE

Diana's Key Points

51% NET DEBT/MARKET VALUE[1]

US$122.3m OF CASH[2]

US$175.6m SECURED REVENUES[3]

12.24 years
AVERAGE AGE[3]

4.1m DWT
CARRYING
CAPACITY

99.7%
AVERAGE FLEET
UTILIZATION[4]

11 groups
OF SISTER VESSELS



Ultramax
Newcastlemax
Panamax
Kamsarmax
Post-Panamax
Capesize
13%
21%
10%
12%
9%
35%

FOUNDED
1972

20.84m MT Cargo Carried[2]

939 employees[2]
ACROSS SEA & ASHORE

LISTED SINCE
2005

GLOBAL
OPERATIONS

STRONG
ESG FOCUS

36 vessels
ON THE WATER[5]

1 vessel
MORTGAGE FREE

2 newbuildings
TO BE DELIVERED WITH METHANOL DUAL-FUEL PROPULSION

DSX
LISTED
NYSE

Source: Company Information
Note 1) Fleet market values as of December 31, 2025.
Note 2) As of December 31, 2025.
Note 3) As of February 18, 2026.
Note 4) For the year ended December 31, 2025.
Note 5) 31 vessels are managed by Diana Shipping Services S.A. and 5 vessels are managed by Diana Wilhelmsen Management Limited.

Highlights of the 4th Quarter 2025 and recent developments

- In November 2025, we submitted a letter to the Board of Genco Shipping & Trading Limited (NYSE: GNK) ("Genco") outlining a proposal to acquire all outstanding shares of Genco not already owned by Diana for US$20.60 per share in cash.

- In January 2026, we announced our intention to nominate a slate of six highly qualified director candidates for election to Genco's Board of Directors.

- In February 2026, we declared a cash dividend in the amount of US$0.01 per common share for the fourth quarter of 2025.

- As of February 18, 2026, we have secured US$153.0 million of contracted revenues for 76% of the remaining ownership days of the year 2026 and have secured US$22.6 million of contracted revenues for 9% of the ownership days of the year 2027.

Source: Company Information

Recent Chartering Activity*


Weighted average contracted charter rate ($ per day)
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$14,691
3 vsls
410 days
$14,483
5 vsls
397 days
$24,363
4 vsls
409 days
ULTRAMAX
KAMSARMAX, POST-PANAMAX
CAPESIZE

VESSEL	TYPE	BUILT	RATE	CHARTERER
Maia	Kamsarmax	2009	$14,000	Paralos Shipping Pte. Ltd.
Seattle	Capesize	2011	$24,500	SwissMarine Pte. Ltd., Singapore
DSI Andromeda	Ultramax	2016	$14,600	Western Bulk Carriers AS
Santa Barbara	Capesize	2015	$25,500	Dampskibsselskabet Norden A/S
Amphitrite	Post-Panamax	2012	$16,500	Cobelfret S.A., Luxembourg
Phaidra	Post-Panamax	2013	$14,500	Nippon Yusen Kabushiki Kaisha, Tokyo
Semirio	Capesize	2007	$21,650	Solebay Shipping Cape Company Limited, Hong Kong
DSI Altair	Ultramax	2016	$14,750	Bunge SA, Geneva
DSI Pollux	Ultramax	2015	$14,750	Stone Shipping Ltd
Myrsini	Kamsarmax	2010	$13,500	Paralos Shipping Pte. Ltd.
Electra	Post-Panamax	2013	$14,000	Oldendorff Carriers GmbH & Co. KG
P.S. Palios	Capesize	2013	$25,200	Glencore Freight Pte. Ltd.


Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Q2/26 Q3/26 Q4/26 Q1/27 Q2/27 Q3/27

Previous Charter Period

Fixed Period **

DSX LISTED NYSE

*From November 13, 2025 until February 19, 2026.
**Average Period calculated based on earliest redelivery date.
Source: Company's filings with the U.S. Securities and Exchange Commission

Disciplined & Non-Speculative Chartering Strategy

Average Daily TC Rate of Fixed Revenues US$17,670**
For the remaining of 2026

24% unfixed days**
for the remaining of 2026

Average contract duration**
1.24 years

Secured Revenues US$153.0m**
for the remaining of 2026

VESSEL	TYPE	RATE
Fleet Average		*$17,038*
Maia	Kamsarmax	$14,000
Seattle	Capesize	$24,500
DSI Andromeda*	Ultramax	$14,600
Florida*	Capesize	$25,900
Amphitrite	Post-Panamax	$16,500
Santa Barbara*	Capesize	$25,500
DSI Aquila	Ultramax	$14,500
Phaidra	Post-Panamax	$14,500
Semirio	Capesize	$21,650
DSI Altair	Ultramax	$14,750
DSI Pollux	Ultramax	$14,750
Myrsini	Kamsarmax	$13,500
New Orleans*	Capesize	$26,000
Electra	Post-Panamax	$14,000
P.S. Palios	Capesize	$25,200
DSI Aquarius	Ultramax	$14,500
San Francisco	Newcastlemax	$26,000
Maera	Panamax	$11,750
DSI Phoenix	Ultramax	$13,500
G. P. Zafirakis	Capesize	$26,800
Leonidas P. C.	Kamsarmax	$14,000
Los Angeles	Newcastlemax	$24,000
Newport News	Newcastlemax	$25,000
Astarte	Kamsarmax	$12,500
DSI Polaris	Ultramax	$12,250
Leto	Panamax	$12,750
Atalandi	Panamax	$10,100
Philadelphia	Newcastlemax	$21,500
DSI Pegasus	Ultramax	$14,250
Medusa	Kamsarmax	$13,000
Polymnia	Post-Panamax	$14,000
Ismene	Panamax	$11,000
Myrto	Kamsarmax	$12,000
New York	Capesize	$17,600
Crystalia	Panamax	$13,900
DSI Pyxis	Ultramax	$13,100



Q3/25
Q4/25
Q1/26
Q2/26
Q3/26
Q4/26
Q1/27
Q2/27
Q3/27
Current Chartering Period
Previous Chartering Period
Redelivery window
Dry docking
Off-hire

- Committed to a conservative chartering strategy since inception
- Medium to long-term time charters which are spread out to avoid clustered maturities
- The strategy provides earnings visibility and strengthens resilience to market downturns

*Bareboat chartered-in.
**As of February 18, 2026.
Source: Company Information

DSX LISTED NYSE

Financial Highlights for the 4th Quarter 2025*

	4th Quarter 2025	4th Quarter 2024
TC Revenues	$52.1m	$57.1m
Adjusted EBITDA**	$19.3m	$25.9m
Net Income	$3.1m	$9.7m
Earnings Per Common Share, Diluted	$0.02	$0.02

	December 31, 2025	December 31, 2024
Cash, cash equivalents, time deposits and restricted cash	$122.3m	$207.2m
Long-term debt and finance liabilities, net of deferred financing costs	$636.1m	$637.5m

DSX LISTED NYSE

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences
**See appendix for Adjusted EBITDA calculation.

Summary of Selected Financial & Other Data*

	Three months ended December 31, 2025	2024
Statement of Income Data	**US$ Millions**	**US$ Millions**
Time charter revenues	52.1	57.1
Voyage expenses	3.1	3.5
Vessel operating expenses	20.3	19.2
Net income	3.1	9.7
Net income attributable to common stockholders	1.7	8.3
Fleet data		
Average number of vessels	36.0	38.0
Number of vessels	36.0	38.0
Weighted average age of vessels	12.1	11.3
Ownership days	3,312	3,496
Available days	3,178	3,434
Operating days	3,181	3,423
Fleet utilization	100.0%	99.7%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	15,397	15,589
Daily vessel operating expenses***	6,123	5,496

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

DSX
LISTED
NYSE

Summary of Selected Financial & Other Data*

Current Debt Profile*


Debt Amortization Profile
CREDIT FACILITIES MATURITIES
CREDIT FACILITIES AMORTIZATION
SLB PURCHASE OBLIGATION
SLB AMORTIZATION
SENIOR UNSECURED BOND MATURITY
US$ million
240
220
200
180
160
140
120
100
80
60
40
20
0
$52.1
$10.2
$52.1
$10.7
$52.1
$11.2
$3.8
$175.0
$48.3
$11.6
$64.8
$26.0
$27.9
$10.2
$43.1
$8.8
$6.7
$1.0
$24.4
$3.2
2026
2027
2028
2029
2030
2031
2032


Debt Balance Profile
PROJECTED SENIOR UNSECURED BOND BALANCE
PROJECTED SLB UNAMORTIZED BALANCE
PROJECTED LOAN BALANCES OUTSTANDING
US$ million
700
600
500
400
300
200
100
0
$175.0
$103.9
$302.0
$175.0
$93.2
$249.9
$175.0
$82.1
$197.7
$70.5
$145.6
$34.3
$52.9
$27.6
$0.0
2026
2027
2028
2029
2030
2031
2032

* Subject to mutual agreement on margin reset in year 2027 regarding the US$100 million facility with DNB Bank.

DSX
LISTED
NYSE

Source: Company

Breakeven vs Estimated Revenue for the remainder of 2026 & 2027*

Daily Estimated Cash Uses vs TC Revenues



$1,527
$756
$5,986
$4,747
$2,644
$1,916
$926
$430
$234
$16,883
$17,639
Unfixed $17,541
Fixed $17,670
$18,410
Unfixed $18,326
Fixed $19,261
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Preferred Dividend
Dry-dock provision
FCF Breakeven**
2026
2027
Average Daily TC Rate***

FFA rates as of February 18, 2026						
	Ultramax	Panamax	Kamsarmax	Post-Panamax	Capesize	Newcastlemax
Q1 2026	$14,300	$14,400	$15,700	$14,400	$25,300	$30,300
Q2 2026	$17,900	$17,200	$18,500	$17,200	$30,600	$36,700
Q3 2026	$16,400	$15,400	$16,700	$15,400	$30,200	$36,300
Q4 2026	$15,500	$14,400	$15,700	$14,400	$30,200	$36,300
Q1 2027	$13,300	$12,200	$13,500	$12,200	$20,900	$25,000
Q2 2027	$14,900	$13,700	$15,000	$13,700	$25,700	$30,900
Q3 2027	$14,200	$13,300	$14,700	$13,300	$28,600	$34,300
Q4 2027	$14,200	$13,300	$14,700	$13,300	$28,600	$34,300
Q1 2028	$13,600	$12,400	$13,700	$12,400	$23,700	$28,500
Q2 2028	$13,600	$12,400	$13,700	$12,400	$23,700	$28,500

Estimated Cash Uses vs TC Revenues (2026)



$8.6
$68.3
$54.2
$30.2
$21.9
$10.6
$4.9
$2.7
$192.7
$201.3
Unfixed $48.3
Fixed $153.0
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Preferred Dividend
Dry-dock provision
FCF Breakeven**
2026
TC Revenues***

Estimated Cash Uses vs TC Revenues (2027)



$20.1
$78.7
$62.4
$34.7
$25.2
$12.2
$5.7
$3.1
$221.8
$241.9
Unfixed $219.3
Fixed $22.6
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Preferred Dividend
Dry-dock provision
FCF Breakeven**
2027
TC Revenues***

DSX LISTED NYSE

* From February 18, 2026
** As of December 31, 2025
*** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter
Source: Company's filings with the U.S. Securities and Exchange Commission

Dividend payout since 2021


Cash dividend per share
Dividend in kind per share
Cumulative dividend paid since 2021 = $2.70 per common share
Cumulative dividend payout
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$0.100
$0.200
$0.459
$0.250
$0.275
$0.175
$0.150
$0.184
$0.150
$0.150
$0.101
$0.150
$0.075
$0.070
$0.075
$0.075
$0.010
$0.010
$0.010
$0.010
$0.010
$0.010
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025

DSX LISTED NYSE

Source: Company

Dry Bulk Market Overview


12 month TC Rates
Capesize
Panamax
Ultramax
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
US$/day*
Jan-2016
Apr-2016
Jul-2016
Oct-2016
Jan-2017
Apr-2017
Jul-2017
Oct-2017
Jan-2018
Apr-2018
Jul-2018
Oct-2018
Jan-2019
Apr-2019
Jul-2019
Oct-2019
Jan-2020
Apr-2020
Jul-2020
Oct-2020
Jan-2021
Apr-2021
Jul-2021
Oct-2021
Jan-2022
Apr-2022
Jul-2022
Oct-2022
Jan-2023
Apr-2023
Jul-2023
Oct-2023
Jan-2024
Apr-2024
Jul-2024
Oct-2024
Jan-2025
Apr-2025
Jul-2025
Oct-2025
Jan-2026

Comments

- 2025 was a solid mid-cycle earnings year, with a particularly strong second half.
- Capesize vessels outperformed, with Q4 average earnings at $28,892 to close the year at an average of $21,301.
- Midsize vessels had a particularly weak first half but ended the year strong with Q4 earnings averaging $16,030 for Kamsarmax and $17,436 for Ultramax vessels.
- Supply growth contained but visible, with fleet growth around 2.5%.
- Strong sentiment going in to 2026, especially in the capesize segment.

Sources: Clarksons SIN; Banchero Costa Research

Key demand drivers

GDP growth



8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
% yr/yr
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026e

Dry bulk trades



Iron ore
Minor bulk
Grains & Soybeans
Coal
30,000
25,000
20,000
15,000
10,000
5,000
0
Billion ton-miles
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
e2026

GDP growth			
	2025e	2025a	2026e
	4.8%	5.0%	4.5%
	6.6%	7.3%	6.4%
	2.0%	2.1%	2.4%
	1.2%	1.4%	1.4%
	3.2%	3.3%	3.3%

- Global GDP growth remains steady.
- Modest demand growth of around 1%, but with tonne-mile growth of around 2%.
- Strong second half for Chinese iron ore imports.
- Coal demand remains fragile, increasingly influenced by energy and environmental polices.
- Evolving cargo mix, with strong growth in so-called minor bulk cargoes, such as bauxite and grains.
- Demand growth in India and Southeast Asia continues to supplement China.

DSX LISTED NYSE

Sources: Clarksons SIN; Banchero Costa Research

Supply Outlook

The dry bulk orderbook as % of total fleet is 12.5%



Dry bulk deliveries in million DWT
Panamax
Capesize
Smaller bulk vessels
100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026e
2027e
2028+e



Dry bulk orderbook in % of existing fleet
Total dry bulk
Capesize
Panamax
100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026e

DSX LISTED NYSE

Source: Clarksons SIN

Positive and negative factors impacting the dry bulk shipping industry

On the positive side:

- Global seaborne dry bulk trade is expected to grow by 1 to 2%, supported by stable iron ore demand and continued growth in minor bulks, particularly bauxite.
- Tonne-mile support is expected to continue, with longer iron ore flows from Brazil and West Africa.
- Grain exports from East Coast South America are expected to remain strong.
- Significant drydock schedule, combined with newbuilding backlog in other shipping segments.
- Demolition will remain historically low, but is expected to increase to about 5 million DWT.

On the negative side:

- Fleet growth accelerates to 3 to 3.5% of the fleet, with the kamsarmax and ultramax sectors especially vulnerable.
- Coal demand remains uneven, with various policies threatening traditional cargo flows.
- Macro and policy risks, such as changes in Chinese industrial policy and tightening of environmental regulation, can slow demand growth.
- Geopolitical uncertainty where sudden events, such as tariffs and penalty fees, can highly influence the global economy.
- Possible pickup in Red Sea transits.

Sources: Clarksons SIN; Banchero Costa Research

Industry Leading Sustainability Structure

Climate
CDP
2025
B

Climate & Environmental Transparency

DIANA SHIPPING INC.
Transportation and Transportation Infrastructure
Corporate Sustainability Assessment (CSA) Score 2025
31 /100
S&P Global

Bloomberg Intelligence

Corporate Sustainability & ESG Performance


ESG REPORT
2024
DIANA SHIPPING INC.

This report has been limited assured in accordance with International Standard on Assurance Engagements 3000 (Revised), Assurance Engagements Other than Audits or Reviews of Historical Financial Information ("ISAE 3000" (Revised)), issued by the International Auditing and Assurance Standards Board ("IAASB") by Deloitte Certified Public Accountants S.A.

Participant of:

GLOBAL MARITIME FORUM

MACN

SEA CARGO CHARTER

ALL ABOARD ALLIANCE
DIVERSITY AT SEA

GETTING TO ZERO COALITION
GLOBAL MARITIME FORUM

INTERMEPA

HELMEPA

DSX LISTED NYSE

Source: Company Information

Summary

Leading pure play dry bulk carrier company...

Legacy
safely navigated through shipping cycles since 1972

Listed on NYSE
since 2005

Experienced management team
ready to deliver on the challenges of the shipping industry

Excellent ongoing stakeholder engagement
maintaining its high reputation and strong relationships

Rewarding our shareholders
with attractive cash and in-kind dividends, whenever possible.

...with a consistent, non-speculative and disciplined strategy

Consistently staggered
chartering strategy targeting quality counterparts

Maintaining a solid balance sheet
with strong cash position of US$122.3m and net LTV of 51%

Countercyclical approach
through strengthening the balance sheet in strong markets. No restructuring at any time in the cycle

Focusing on a modern high quality fleet
to ensure efficient operations

ESG Strategy
a strong ethical culture a solid governance, and advanced digitalization initiatives, ensuring long-term excellence.

Q & A

DSX
LISTED
NYSE

Appendix

- Income Statement for the three months ended December 31, 2025 and 2024
- Income Statement for the year ended December 31, 2025 and 2024
- Adjusted EBITDA calculation for the three months and year ended December 31, 2025 and 2024
- Balance Sheet as of December 31, 2025 and 2024
- Organization Structure
- Reputable charter counterparts

Income Statement

		Three months ended December 31, 2025		2024
		in million of US Dollars		
REVENUES:				
Time charter revenues	$	52.1	$	57.1
OPERATING EXPENSES				
Voyage expenses		3.1		3.5
Vessel operating expenses		20.3		19.2
Depreciation and amortization of deferred charges		12.0		11.4
General and administrative expenses		9.0		8.3
Management fees to a related party		0.3		0.3
Other operating (income)/loss		0.1		(0.2)
Operating income, total	$	7.3	$	14.5
OTHER INCOME / (EXPENSES):				
Interest expense and finance costs		(10.4)		(11.6)
Interest and other income		1.7		2.4
Gain on derivative instruments		-		0.5
Gain/(Loss) on related party investments		3.0		(1.6)
Gain on equity securities		4.0		-
Gain on warrants		0.3		5.5
Gain/(Loss) from equity method investments		(2.8)		0.1
Total other expenses, net	$	(4.1)	$	(4.8)
Net income	$	3.1	$	9.7
Dividends on series B preferred shares		(1.4)		(1.4)
Net income attributable to common stockholders	$	1.7	$	8.3
Earnings per common share, basic		0.02		0.07
Earnings per common share, diluted		0.02		0.02

Adjusted EBITDA Calculation

		Three months ended December 31, 2025		2024
		in million of US Dollars		
Operating income, total	$	7.3	$	14.5
Depreciation and amortization of deferred charges		12.0		11.4
Gain on Sale of Vessels		-		-
Adjusted EBITDA	$	19.3	$	25.9

DSX
LISTED
NYSE

Income Statement

	Year ended December 31, 2025	Year ended December 31, 2024
	in million of US Dollars	
REVENUES:		
Time charter revenues	$ 213.5	$ 228.2
OPERATING EXPENSES		
Voyage expenses	12.4	13.6
Vessel operating expenses	80.2	82.6
Depreciation and amortization of deferred charges	46.5	44.7
General and administrative expenses	34.1	33.4
Management fees to a related party	1.2	1.3
Gain on Sale of Vessels	(3.7)	(5.8)
Other operating loss/ (income)	0.5	(0.4)
Operating income, total	$ 42.2	$ 58.8
OTHER INCOME / (EXPENSES):		
Interest expense and finance costs	(43.0)	(47.5)
Interest and other income	7.5	8.4
Gain/(Loss) on derivative instruments	(0.2)	0.3
Loss on extinguishment of debt	-	(3.5)
Loss on related party investments	(1.1)	(3.9)
Gain(loss) on equity securities	14.7	(0.4)
Gain on warrants	0.5	0.7
Loss from equity method investments	(2.8)	(0.1)
Total other expenses, net	$ (24.4)	(46.0)
Net income	$ 17.8	12.7
Dividends on series B preferred shares	(5.8)	(5.8)
Net income attributable to common stockholders	$ 12.1	7.0
Earnings per common share, basic	0.11	0.06
Earnings per common share, diluted	0.11	0.05

Adjusted EBITDA Calculation

	Year ended December 31, 2025	Year ended December 31, 2024
	in million of US Dollars	
Operating income, total	$ 42.2	$ 58.8
Depreciation and amortization of deferred charges	46.5	44.7
Gain on Sale of Vessels	(3.7)	(5.8)
Adjusted EBITDA	$ 85.0	$ 97.7

DSX
LISTED
NYSE

Balance Sheet

		As of December 31,		
		2025		2024
ASSETS		in millions of US Dollars		
Cash, cash equivalents, restricted cash and time deposits	$	122.3	$	207.2
Investments in equity securities		118.2		-
Other current assets		22.4		18.4
Fixed assets		826.7		880.1
Investments in related parties and equity method investments		53.9		47.2
Other noncurrent assets		26.8		18.0
Total assets		**1,170.2**		**1,171.0**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Long-term debt and finance liabilities, net of deferred financing costs	$	636.1	$	637.5
Other liabilities		31.7		28.4
Total stockholders' equity		502.4		505.1
Total liabilities and stockholders' equity		**1,170.2**		**1,171.0**

Organizational structure


DIANA SHIPPING INC.
44 SPCs
Diana Ship Management Inc.
DIANA SHIPPING SERVICES S.A.
Komi Shipping Company Inc.
&
Diana General Partner Inc.
Diana Energize Inc.
Diana Gas Inc.
Cebu Shipping Company Inc.
50%
25%
80%
34%
24%
Wilhelmsen Ship Management
50%
DIANA WILHELMSEN Management Limited
Bergen Ultra LP
windward offshore
ecogas
Diana Mariners Inc.

DSX LISTED NYSE

Note 1) 100% owned if not indicated otherwise

Reputable charter counterparts

NYK LINE NIPPON YUSEN KAISHA

GLENCORE

LDC. Louis Dreyfus Company

NORDEN

OLDENDORFF

COSCO SHIPPING

MOL Mitsui O.S.K. Lines

RioTinto

BHP

SWISSMARINE

"K" LINE KAWASAKI KISEN KAISHA, LTD.

BUNGE

COBELFRET

KOCH

Cargill

DSX LISTED NYSE

Source: Company